-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES LIKELY RANGE OF ACCOUNTING IMPACT OF GALIL-
ONCURA TRANSACTION ON ELRON'S FINANCIAL RESULTS

     Tel Aviv, Israel – December 4, 2006 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that further to its announcements on November 22 and November 27, 2006, respectively, regarding the pending sale by its group company, Galil Medical Ltd., of its interest in Oncura, Inc. and Galil Medical's acquisition of Oncura's urology related cryo business, Elron is currently evaluating the accounting impact of this pending transaction, if completed, on Elron's results of operations.

     At this stage it is not certain that under Israeli generally accepted accounting principles (Israeli GAAP) Elron will be able to record a gain with respect to the transaction. If Elron should be able to record a gain, it currently estimates that the gain would be recorded in the fourth quarter of 2006 in the amount of between $2 million and $4 million. At its Annual General Meeting to be held on December 28, 2006, Elron’s shareholders are being asked to approve a change in Elron’s accounting principles from United States generally accepted accounting principles (US GAAP) to Israeli GAAP commencing with Elron’s 2006 audit.

     Under US GAAP, based on a preliminary analysis, Elron estimates that it would record a loss in the fourth quarter of 2006 of between $1 million and $3 million with regard to this transaction.

     These amounts are not yet final and are subject to final determination. In addition, there is no assurance that the above transaction will be consummated.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).